

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 10, 2008

<u>via U.S. mail and facsimile</u>

Mr. Lamar M. Chambers
Senior Vice President, Chief Financial Officer and Controller
Ashland Inc.
P.O. Box 391
Covington, KY 41012-0391

> **RE: Ashland Inc.**
> **Form 8-K Item 4.01**
> **Filed August 29, 2008**
> **Form 8-K/A Item 4.01**
> **Filed September 4, 2008**
> **File # 001-32532**

Dear Mr.Chambers:

We have completed our review of your filing and amendment and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant